SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:
Exhibit
99.1 Release dated October 24, 2014, entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER ENDED 30 SEPTEMBER 2014.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 24, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

DRDGOLD LIMITED

DRDGOLD LIMITED
1
REPORT TO SHAREHOLDERS
FOR THE QUARTER ENDED 30 SEPTEMBER 2014 (Q1 FY2015)
GROUP RESULTS: KEY FEATURES
Q1 FY2015 VS Q4 FY2014
• Gold production up 8% to 37 005 oz
• Operating proﬁt up 52% to R79.7 million
• Cash balance steady net of loan retirement
• Wage settlement extended until 2016
Q1 FY2015 VS Q1 FY2014
• Gold production up 10% to 37 005 oz
• Operating proﬁt up 11% to R79.7 million
• AISC down 9% to US$1 237/oz
• EBITDA up
87% to R48.0 million
REVIEW OF OPERATIONS
Group
Quarter
Sep 2014
Quarter
Jun 2014
%
change
Q1 2015 vs
Q4 2014
Quarter
Sep 2013
*Restated
% Change
Q1 2015
vs Q1 2014
Gold production
oz
37 005
34 143 8 33 597 10
kg
1 151
1 062 8 1 045 10
Gold sold
oz
38 291
32 857 17 36 394 5
kg
1 191
1 022 17 1 132 5
Cash operating costs
US$ per oz
1 085
1 120 (3) 1 164 (7)
ZAR per kg
375 044
379 039 (1) 373 433 –
All-in sustaining costs
US$ per oz
1 237
999 24 1 362 (9)
ZAR per kg
427 631
339 315 26 436 954 (2)
Average gold price received
US$ per oz
1 284
1 293 (1) 1 333 (4)
ZAR per kg
443 760
437 770 1 427 604 4
Operating proﬁt
ZAR million
79.7
52.6 52 72.0 11
Cash operating margin
%
15
13 15 13 22
All-in sustaining costs margin
%
4
22 (84) (2) 266
EBITDA
#
ZAR million
48.0
114.1 (58) 25.7 87
Headline (loss)/earnings
ZAR million
(1.1)
37.4 (103) (14.8) 93
ZAR cents per share
–
10 (104) (4) 99
* Refer to note 2 restatements.
# EBITDA refers to earnings before interest, tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, tax, depreciation, amortisation and impairment of equity accounted investments.
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

DRDGOLD LIMITED

DRDGOLD LIMITED
2
DEAR SHAREHOLDER
I am pleased to report an improvement in a number of key performance indicators:
•
gold production improved by another 8%, quarter-on-quarter. Compared to the March quarter (30 126oz) the positive swing was 23% or 6 879oz;
•
net cash inﬂow from operations rose to R86.6 million. This enabled us to pay down R73.3 million in debt that was due in July, and maintain a cash balance of R204 million; and
•
total all-inclusive cash expenditure for the quarter – including all operational and corporate cash costs and capital expenditure, excluding repayments of borrowings – reduced to R415 659/kg from R430 243/kg for an all-in cash margin of 6.7%.
The carbon adsorption inefﬁciencies and throughput issues that plagued the initial start-up of the ﬂotation and ﬁne-grind circuit (FFG) did not manifest this time round, and inventory build-up in the FFG impacted gold output exactly as anticipated.
We track ﬁve important indicators in the FFG test-work:
•
the efﬁciency of the ﬂoat circuit, targeting a mass pull of 3.5% to 4% of throughput and containing at least 40% of the gold contained in the feed. This target was achieved early on in test work and is being maintained;
•
the efﬁciency of the mills, targeting a reduction in size of the mill feed to between 20 and 22 microns, while not exceeding a certain grinding media consumption rate. Although the grind is within speciﬁcation, the media consumption rate is still higher than we are targeting and we intend to run a number of further tests in this regard;
..
•
leach and carbon adsorption efﬁciency. Our carbon efﬁciencies are trending very favourably and dissolved losses are within speciﬁcation. We do believe that the combined leach and carbon efﬁciency will beneﬁt from a different leach and adsorption conﬁguration. We will test this assumption during October and if this turns out to be correct, a minor engineering adjustment will be made to bring about the re-conﬁguration;
•
the effect of the FFG on the down-stream low grade CIL circuit. An initial concern was that the reagents used in the ﬂoat cells could impact carbon adsorption efﬁciencies downstream. We have not, as yet, seen any adverse effects and are closely monitoring this to keep the low grade CIL in steady state; and
•
washed residue value trends. Ultimately the purpose of the FFG is to free up more of the gold that previously remained stuck in solids. The washed residues value, which is the assay value of solids leaving the plant, is the ultimate test that the mills are doing their job. Our target is to drop the washed residue grade by 0.03g of gold per tonne. While it is still early days and we have not as yet obtained an adequate number of consistent samples to declare success, early trends are promising and increasingly consistent with the outcomes that the ﬂoat and grind efﬁciencies suggest we ought to expect.
Q1 2015 VS Q4 2014
Operational review
Gold production rose by 8% quarter on quarter to 37 005oz, beneﬁting from a 12% increase in the average yield to 0.194g/t that offset a small reduction in volume throughput.
Gold sold was 17% higher at 38 291oz, a consequence of the sale during the September quarter of 1 286oz of gold produced in the June quarter.
Cash operating costs were 1% lower at R375 044/kg mainly due to higher gold production, notwithstanding an increase in the local authority’s power tariff from 1 July and annual wage increments.
All-in sustaining costs were 26% higher at R427 631/kg. This increase is due mainly to the impact of a favourable R94.7 million decrease in environmental costs, credited to the statement of proﬁt and loss in the previous quarter. This is explained in greater detail in note 7, below.
Total all-inclusive cash expenditure for the quarter, including all operational and corporate cash costs and capital expenditure, excluding only the R73.3 million loan note repayment in July, was R478.4 million. This translates into all-inclusive cash expenditure of R415 659/kg of gold produced, down from R430 234/kg in the previous quarter.
We consider this to be an important measure to enable us to track all in break-even costs and the net cash ﬂows of the business.
Capital expenditure was 18% lower at R16.6 million, reﬂecting both completion of all major projects and speciﬁc planning to reduce capital expenditure during the winter months.
Financial review
Revenue increased by 18% to R528.5 million due to the increases in gold production and gold sold, and a 1% rise in the average rand gold price received to R443 760/kg.
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day ('000)
587
1704
% of issued stock traded (annualised)
40
115
Price • High
R 4.03
$0.365
• Low
R 2.52
$0.237
• Close
R 3.84
$0.340
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares.
MARKET CAPITALISATION
As at 30 September 2014
(ZARm)
1 479.9
As at 30 September 2014
(US$m)
131.0
As at 30 June 2014
(ZARm)
1 175.4
As at 30 June 2014
(US$m)
114.5

REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014: Q1 FY2015
Operating proﬁt was 52% higher at R79.7 million after accounting for cash operating costs, 7% higher at R431.7 million.
However a R2.0 million charge for environmental rehabilitation in the quarter under review, compared with a R94.7 million beneﬁt in the previous quarter, together with retrenchment costs of R5.8 million compared with R1.0 million, resulted in a 73% reduction in gross proﬁt to R25.6 million.
After accounting for other expenses and taxation, a loss of R4.7 million was recorded, compared with a proﬁt of R7.9 million in the previous quarter.
The cash operating margin increased to 15% from 13%, and the all- in sustaining costs margin declined from 22% to 4%. The all-in cost cash margin was 6.7%.
Earnings before interest, taxation, depreciation and amortisation (EBITDA) were 58% lower at R48.0 million and the headline loss position was zero, compared with headline earnings of 10 South African cents per share (SAc/ps) in the previous quarter.
Q1 2015 VS Q1 2014
Operational review
Figures for Q1 FY2014 in this results document have been restated to reﬂect the impact of the application of IFRS 10, IFRIC 5 and IFRS 11 and are thus comparable with those for the quarter under review.
Gold production for the quarter was up 10% from the 33 597oz recorded in Q1 FY2014. While throughput was down 3% from 6 098 000t, the average yield increased 13% from 0.171g/t. Gold sales were up 5%, from 36 394oz.
While cash operating costs were virtually unchanged from the R373 433/kg recorded in Q1 FY2014, all-in sustaining costs dropped 2% from R436 954/kg, reﬂecting higher gold production.
Capital expenditure was 68% lower, from R52.3 million, the
construction of the new high grade section having been concluded.
Financial review
Higher gold production and sales, together with a 4% increase in the average rand gold price received from R427 604/kg, resulted in a 9% rise in revenue from R484.0 million. Although cash operating costs were up 11% from R390.2 million, operating proﬁt rose by
11% from R72.0 million.
Gross proﬁt rose by 67.5% from R15.3 million and, after accounting for expenses and taxation, the loss recorded in the quarter under review narrowed by 79% from a loss of R22.2 million.
The cash operating margin improved from 13% to 15% and the
all-in sustaining costs margin from -2% to 4%. The all-in cash cost margin was higher at 6.7%.
EBITDA was 86% higher, from R25.7 million, and a headline loss of
4 SAc/ps improved to a zero headline earnings/loss position.
Looking ahead
We are encouraged by the performance of the plant and the early results of the FFG test work. These results provide clear guidance on the adjustments required to take full advantage of the considerable upside that this circuit promises. We remain on track to complete test work, and the changes we may have to make, by the end of December.
Niël Pretorius Chief executive ofﬁcer24 October 2014

DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Note
Quarter
Sep 2014
Rm
Unaudited
Quarter
Jun 2014
Rm
Unaudited
Quarter
Sep 2013
Rm
Restated*
Unaudited
Gold and silver revenue
528.5
447.4 484.0
Net operating costs
(448.8)
(394.8) (412.0)
Cash operating costs
(431.7)
(402.5) (390.2)
Movement in gold in process
(17.1)
7.7 (21.8)
Operating proﬁt
79.7
52.6 72.0
Depreciation
(40.0)
(38.9) (36.4)
Movement in provision for environmental rehabilitation 7
(2.0)
94.7 (4.0)
Environmental rehabilitation costs
(4.6)
(0.7) (10.7)
Retrenchment costs
(5.8)
(1.0)
(2.4)
Care-and-maintenance costs
(3.8)
(3.0) (5.1)
Other operating income/(expenses)
2.1
(9.0) 1.9
Gross proﬁt from operating activities
25.6
94.7 15.3
Impairments 3
(2.0)
(51.3)
(0.8)
Share of losses of equity accounted investments
–
(0.3) –
Corporate and administration expenses
(16.1)
(19.1) (25.2)
Share-based payments
(1.1)
(1.4)
(0.8)
(Loss)/proﬁt on disposal of assets
(0.4)
1.0 –
Net ﬁnance expense
(7.6)
(4.3) (6.0)
(Loss)/proﬁt before taxation
(1.6)
19.3 (17.5)
Income tax
(3.1)
(11.4) (4.7)
(Loss)/proﬁt after taxation
(4.7)
7.9 (22.2)
Attributable to:
Equity owners of the parent
(3.3)
(3.8) (15.6)
Non-controlling interest
(1.4)
11.7 (6.6)
(4.7)
7.9 (22.2)
Other comprehensive income
Foreign exchange translation and other
–
– 0.5
Fair value adjustment of available-for-sale investments
0.8
(55.4) –
Total comprehensive income for the period
(3.9)
(47.5) (21.7)
Attributable to:
Equity owners of the parent
(2.5)
(57.4)
(15.1)
Non-controlling interest
(1.4)
9.9
(6.6)
(3.9)
(47.5)
(21.7)
Reconciliation of headline (loss)/earnings
Net loss
(3.3)
(3.8)
(15.6)
Adjusted for:
– Impairments
2.0
51.3
0.8
– Share of losses on equity accounted investments (impairment)
–
0.3
–
– Loss/(proﬁt) on disposal of assets
0.4
(1.0)
–
– Proﬁt on disposal of associate
–
(2.5)
–
– Non-controlling interest in headline earnings adjustment
(0.1)
(3.6)
–
– Income tax thereon
(0.1)
(3.3)
–
Headline (loss)/earnings
(1.1)
37.4
(14.8)
Headline (loss)/earnings per share – cents
–
10
(4)
Basic (loss)/earnings per share – cents
(1)
(1)
(4)
Diluted headline (loss)/earnings per share – cents
–
10
(4)
Diluted basic (loss)/earnings per share – cents
(1)
(1)
(4)
Calculated on the weighted average ordinary shares issued of :
379 228 208
379 228 208
379 178 208
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
*Refer to note 2 restatements.

REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014: Q1 FY2015
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
30 Sep 2014
Rm
As at
31 Jun 2014
Rm
As at
30 Sep 2013
Rm
Note
Unaudited
Audited
Restated*
Unaudited
Assets
Non-current assets
1 950.2
1 970.3 2 088.0
Property, plant and equipment
1 734.3
1 755.5 1 775.7
Equity accounted investments
–
– 0.3
Non-current investments and other assets
36.8
36.9 129.3
Environmental rehabilitation trust funds and investments
177.7
176.5 181.2
Deferred tax asset
1.4
1.4 1.5
Current assets
443.6
470.4 580.1
Inventories
126.6
147.2 124.9
Trade and other receivables
103.4
99.5 119.0
Tax receivables
0.3
5.9 5.4
Cash and cash equivalents 4
204.3
208.9 330.8
Assets held-for-sale 6
9.0
8.9 –
Total assets
2 393.8
2 440.7 2 668.1
Equity and liabilities
Equity
1 469.9
1 481.2 1 569.1
Equity of the owners of the parent
1 239.2
1 249.1 1 332.9
Non-controlling interest
230.7
232.1 236.2
Non-current liabilities
590.5
652.0 731.0
Loans and borrowings 5
–
75.5 75.5
Post-retirement and other employee beneﬁts
9.8
9.3 9.1
Provision for environmental rehabilitation
462.7
451.2 537.3
Deferred tax liability
118.0
116.0 109.1
Current liabilities
333.4
307.5 368.0
Trade and other payables
232.2
211.8 274.6
Post retirement and other employee beneﬁts
2.4
2.0 1.0
Loans and borrowings 5
77.5
73.2 92.4
Liabilities held-for-sale 6
21.3
20.5 –
Total liabilities
923.9
959.5 1 099.0
Total equity and liabilities
2 393.8
2 440.7 2 668.1
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
*Refer to note 2 restatements.

DRDGOLD LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Sep 2014
Rm
Unaudited
Quarter
Jun 2014
Rm
Unaudited
Quarter
Sep 2013
Rm
Restated*
Unaudited
Balance at the beginning of the period
1 481.2
1 528.7 1 643.7
Share issue expenses
–
(0.1) –
Increase in share-based payment reserve
0.2
0.1 0.2
Net (loss)/proﬁt attributable to equity owners of the parent
(3.3)
(3.8) (15.6)
Net (loss)/proﬁt attributable to non-controlling interest
(1.4)
11.7 (6.6)
Dividends declared on ordinary share capital
(7.6)
– (53.1)
Fair-value adjustment on available-for-sale investments
0.8
(55.4) –
Other comprehensive income
–
– 0.5
Balance at the end of the period
1 469.9
1 481.2 1 569.1
The accompanying notes are an integral part of the condensed consolidated ﬁnancial statements.
*Refer to note 2 restatements.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Sep 2014
Rm
Unaudited
Quarter
Jun 2014
Rm
Unaudited
Quarter
Sep 2013
Rm
Restated*
Unaudited
Net cash inﬂow from operations
86.6
19.3 11.2
Net cash outﬂow from investing activities
(17.9)
(17.4) (57.1)
Net cash (out)/in ﬂow from ﬁnancing activities
(73.3)
0.3 –
Loans and other
(73.3)
0.3 –
(Decrease)/increase in cash and cash equivalents
(4.6)
2.2 (45.9)
Opening cash and cash equivalents
208.9
206.7 367.7
Closing cash and cash equivalents
204.3
208.9 330.8
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(1.6)
19.3 (17.5)
Adjusted for:
Movement in gold in process
17.1
(7.7) 21.8
Depreciation and impairment
42.0
90.2 37.2
Share of losses of equity accounted investments
–
0.3 –
Movement in provision for environmental rehabilitation
2.0
(94.7) 4.0
Share-based payments
1.1
1.4 0.8
Loss/(proﬁt) on disposal of assets
0.4
(1.0) –
Proﬁt on the sale of associate
–
(2.5) –
Finance expense and unwinding of provisions
9.7
10.5 9.2
Growth in Environmental Trust Funds
(1.3)
(1.2) (1.1)
Other non-cash items
(2.4)
(3.9) 3.0
Taxation refund/(paid)
4.4
(4.2) –
Working capital changes
15.2
12.8 (46.2)
Net cash inﬂow from operations
86.6
19.3 11.2

REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014: Q1 FY2015
1. BASIS OF PREPARATION
The condensed consolidated ﬁnancial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for quarterly reports. The Listings Requirements require quarterly reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.
The accounting policies applied in the preparation of the condensed consolidated ﬁnancial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual ﬁnancial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board.
The condensed consolidated ﬁnancial statements of DRDGOLD Limited for the quarter ended 30 September 2014 have not been reviewed by an independent auditor.
2. RESTATEMENTS
Impact of changes in accounting policies
The application of standards, amendments to standards and interpretations adopted for the ﬁrst time did not have any effect on the ﬁnancial position or ﬁnancial performance of the group.
Impact of applying IFRS 10 and IFRS 11 on the quarterly results
The impact of the adoption of IFRS 10, IFRIC 5 and IFRS 11 (refer below) was not quantiﬁed or reported on in the quarterly ﬁnancial statements for the quarter ended 30 September 2013. The results for this comparative period ended 30 September 2013 as well as the statement of ﬁnancial position at these dates have been restated with the effects of IFRS 10, IFRIC 5 and IFRS 11 where relevant.
i) The group adopted IFRS11 – Joint Arrangements with an effective date of 1 July 2013. The group’s previous accounting policy was to proportionately consolidate investments in joint arrangements. With the adoption of IFRS 11 – Joint Arrangements the group applies equity accounting and has retrospectively restated the comparative information. The group re-evaluated its involvement in its joint arrangement and the investee continues to be classiﬁed as a joint venture.
ii) The group has adopted IFRS 10 Consolidated Financial Statements and has reassessed the control conclusion for its investees at 1 July 2013. The group’s previous accounting policy was to consolidate the Guardrisk Cell Captive as a special purpose entity (SPE) on a line by line basis. With the adoption of IFRS 10 Consolidated Financial Statements the Guardrisk Cell Captive is not considered to be controlled by the group and is therefore not consolidated with an effective date of 1 July 2013.
The Cell Captive cell # 170, to which DRDGOLD is a shareholder, holds funds that may be applied only towards the settlement of the DRDGOLD group’s environmental rehabilitation obligations under ﬁnancial guarantees issued by Guardrisk Insurance Company Limited to the Department of Mineral Resources (DMR). The group is therefore considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
ADJUSTMENTS TO THE GROUP STATEMENTS OF FINANCIAL POSITION
Period ended
30 Sep 2013
as stated
previously
Rm
IFRS 10 and
IFRIC 5
Rm
IFRS 11
Rm
30 Sep 2013
Restated
Rm
Environmental rehabilitation trust funds and investments
180.8
0.4 – 181.2
Non-current investments and other assets
129.2
0.1 – 129.3
Equity accounted investments
–
– 0.3 0.3
Trade and other receivables*
126.3
(7.3) – 119.0
Cash and cash equivalents
331.3
– (0.5) 330.8
Deferred tax liability
103.3
5.8 – 109.1
Trade and other payables*
280.8
(6.0) (0.2) 274.6
Equity of the owners of the parent
1 361.3
(28.4) – 1 332.9
Non-controlling interest
214.4
21.8 – 236.2
Period ended
30 Jun 2013
as stated
previously
Rm
IFRS 10 and
IFRIC 5
Rm
IFRS 11
Rm
30 Jun 2013
Restated
Rm
Environmental rehabilitation trust funds and investments
177.0
(2.0) – 175.0
Non-current investments and other assets
130.1
0.1 – 130.2
Equity accounted investments
–
– 0.3 0.3
Cash and cash equivalents
377.2
– (0.5) 376.7
Deferred tax liability
100.7
5.7 – 106.4
Trade and other payables
220.5
(3.0) (0.2) 217.3
Equity of the owners of the parent
1 427.0
(26.1) – 1 400.9
Non-controlling interest
221.3
21.5 – 242.8
* Trade and other receivables exclude tax receivable and trade and other payables exclude post retirement and other employee beneﬁts that were previously reported under one caption respectively.

DRDGOLD LIMITED

ADJUSTMENTS TO THE GROUP STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Period ended
30 Sep 2013
as stated
previously
Rm
IFRS 10 and
IFRIC 5
Rm
IFRS 11
Rm
Period ended
30 Sep 2013
Restated
Rm
Corporate and administrative expenses
(23.3)
(1.9) – (25.2)
Loss before tax
(15.6)
(1.9) – (17.5)
Income tax
(4.6)
(0.1) – (4.7)
Loss after tax
(20.2)
(2.0) – (22.2)
Attributable to:
Equity owners of the parent
(13.3)
(2.3) – (15.6)
Non-controlling interest
(6.9)
0.3 – (6.6)
Total comprehensive income for the year
(19.7)
(2.0) – (21.7)
Attributable to:
Equity owners of the parent
(12.8)
(2.3) – (15.1)
Non-controlling interest
(6.9)
0.3 – (6.6)
Earnings per share attributable to equity owners of the parent
Basic loss per share (cents)
(4)
– – (4)
Diluted basic loss per share (cents)
(3)
(1) – (4)
Headline loss per share (cents)
(3)
(1) – (4)
Diluted headline loss per share (cents)
(3)
(1) – (4)
ADJUSTMENTS TO THE GROUP STATEMENT OF CASH FLOWS
Period ended
30 Sep 2013
as stated
previously
Rm
IFRS 10 and
IFRIC 5
Rm
IFRS 11
Rm
Period ended
30 Sep 2013
Restated
Rm
Net increase in cash and cash equivalents
(45.9)
– – (45.9)
Cash and cash equivalents at the beginning of the period
377.2
– (0.5) 367.7
Cash and cash equivalents at the end of the period
331.3
– (0.5) 330.8
3. IMPAIRMENTS
The group recorded an impairment of R2.0 million for the quarter ended 30 September 2014 consisting of:
– R1.2 million against cash and cash equivalents incurred on funds with an underlying exposure to securities held in African Bank.
– R0.8 million against the investment in West Wits Mining Limited.
The group recorded an impairment of R51.3 million for the quarter ended 30 June 2014 consisting of:
– R12.4 million against property, plant and equipment.
– R2.7 million impairment reversal against the investment in West Wits Mining South Africa Proprietary Limited.
– R1.4 million against the investment in West Wits Mining Limited.
– R40.2 million against the investment in Rand Reﬁnery Proprietary Limited (refer below).
Impairment of Rand Reﬁnery Proprietary Limited (“Rand Reﬁnery”)
Following the adoption of a new Enterprise Resource Planning system in 2013, Rand Reﬁnery experienced implementation difﬁculties which led to a difference between the actual inventory and the accounting records of approximately 87 000oz of gold. Due to the uncertainty around Rand Reﬁnery’s inventory and the time it is taking to resolve this matter, the Group has assumed that the 87 000oz gold shortfall will not be recovered.
Management therefore estimated the fair value of the investment in Rand Reﬁnery to be zero. The accumulated fair value adjustments recognised in Other Comprehensive Income has been reversed and the initial cost of the investment has been recognised as an impairment in proﬁt and loss for the period.

REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014: Q1 FY2015
4. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of R13.7 million (30 June 2014: R13.5 million) in the form of guarantees.
5. LOANS AND BORROWINGS
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter–bank Acceptance Rate rate (5.725% as at 30 June 2014) plus a margin ranging from 4% to 5% per annum. On 3 July 2014, DRDGOLD repaid the amount of R73.2 million in capital and interest.
6. ASSETS AND LIABILITIES HELD FOR SALE
In line with the group’s strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited (ERPM), including the related liabilities, during FY2014.
On 25 July 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and ERPM had collectively entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million.
The disposal is subject to the fulﬁlment of various suspensive conditions including regulatory approvals required for disposals of this nature. A number of these suspensive conditions had not been fulﬁlled at the date of these condensed consolidated ﬁnancial statements for the quarter ended 30 September 2014.
7. MOVEMENT IN PROVISION FOR ENVIRONMENTAL REHABILITATION
An amount of R2.0 million was charged to the statement of proﬁt or loss for the quarter ended 30 September 2014.
An amount of R94.7 million was credited to the statement of proﬁt or loss for the quarter ended 30 June 2014 resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of “grey water” in rehabilitation. An updated survey also resulted in a decrease of the area to be vegetated.
8. SUBSEQUENT EVENTS
There were no signiﬁcant subsequent events between the quarter end reporting date of 30 September 2014 and the date of issue of these condensed consolidated ﬁnancial statements.

DRDGOLD LIMITED

ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)
R million unless otherwise stated
Net operating costs
Sep 2014 Qtr
448.8
Jun 2014 Qtr 394.8
Corporate, administration and other expenses
Sep 2014 Qtr
15.1
Jun 2014 Qtr 29.3
Rehabilitation and remediation (accretion and amortisation)
Sep 2014 Qtr
11.7
Jun 2014 Qtr (84.2)
Capital expenditure (sustaining)
Sep 2014 Qtr
16.6
Jun 2014 Qtr 20.4
All-in sustaining costs*
Sep 2014 Qtr
492.2
Jun 2014 Qtr 360.3
Retrenchment costs
Sep 2014 Qtr
5.8
Jun 2014 Qtr 1.0
Rehabilitation and remediation
Sep 2014 Qtr
4.6
Jun 2014 Qtr 0.7
Care-and-maintenance costs
Sep 2014 Qtr
3.8
Jun 2014 Qtr 3.0
Capital expenditure (non-sustaining)
Sep 2014 Qtr
–
Jun 2014 Qtr (0.2)
All-in costs*
Sep 2014 Qtr
506.4
Jun 2014 Qtr 364.8
All-in sustaining costs (R/kg)
Sep 2014 Qtr
427 631
Jun 2014 Qtr 339 315
All-in sustaining costs (US$/oz)
Sep 2014 Qtr
1 237
Jun 2014 Qtr 999
All-in costs (R/kg)
Sep 2014 Qtr
440 012
Jun 2014 Qtr 343 618
All-in costs (US$/oz)
Sep 2014 Qtr
1 273
Jun 2014 Qtr 1 010
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014: Q1 FY2015
ERGO KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
#
Ore milled (’000t) (metric) (imperial)
Sep 2014 Qtr
5 938
6 545
Jun 2014 Qtr 6 131 6 758
Yield (g/t) (oz/t) (metric) (imperial)
Sep 2014 Qtr
0.194
0.006
Jun 2014 Qtr 0.173 0.005
Gold produced (kg) (oz) (metric) (imperial)
Sep 2014 Qtr
1 151
37 005
Jun 2014 Qtr 1 062 34 143
Cash operating costs (ZAR/kg) (US$/oz)
Sep 2014 Qtr
375 044
1 085
Jun 2014 Qtr 379 039 1 120
Cash operating costs (ZAR/t) (US$/t)
Sep 2014 Qtr
73
6
Jun 2014 Qtr 66 6
Gold and silver revenue (ZAR million) (US$ million)
Sep 2014 Qtr
528.5
49.2
Jun 2014 Qtr 447.4 42.5
Operating proﬁt (ZAR million) (US$ million)
Sep 2014 Qtr
79.7
7.4
Jun 2014 Qtr 52.6 5.0
(Loss)/proﬁt before taxation (ZAR million)(US$ million) *
Sep 2014 Qtr
(1.6) (0.3)
Jun 2014 Qtr 19.3 4.5
Capital expenditure (ZAR million) (US$ million)
Sep 2014 Qtr
16.5
1.5
Jun 2014 Qtr 20.2 1.9
# Note – The group only has one operating segment – Ergo.
* Note – The difference between the proﬁt before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other.

DRDGOLD LIMITED

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Ofﬁce Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2013, which we ﬁled with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer)
AT Meyer (Acting chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman)
J Holtzhausen, RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
DRDGOLD LIMITED
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